SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VIAVI SOLUTIONS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
0.625% Senior Convertible Notes due 2033
(Title of Class of Securities)

46612J AF8
(CUSIP Number of Class of Securities)

Kevin Siebert
General Counsel
Viavi Solutions Inc.
6001 America Center Drive, 6th Floor
San Jose, California 95002
(408) 404-3600
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Ed Batts, Esq.
Stephen Ashley, Esq.
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, California 94025
(650) 614-7400

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$277,019,000	$34,488.87

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 0.625% Senior Convertible Notes due 2033 (the “Notes”), as described herein, is 100% of the principal amount of the Notes. As of July 18, 2018, there was $277,019,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $277,019,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $34,488.87	Filing Party: Viavi Solutions Inc.
	Form or Registration No.: Schedule TO	Date Filed: July 18, 2018
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement
This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by Viavi Solutions Inc. (the “Company”) on July 18, 2018 (the “Schedule TO”), relating to the right of each holder (the “Holder”) of the Company’s 0.625% Senior Convertible Notes due 2033 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes (the “Put Option”), as set forth in the Company Repurchase Notice to the Holders of 0.625% Senior Convertible Notes due 2033, dated July 18, 2018 (the “Company Repurchase Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Repurchase Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option Documents”).
This Amendment is being filed to amend and supplement the Schedule TO and Company Repurchase Notice to reflect an extension of the Expiration Date (as defined in the Company Repurchase Notice) from 5:00 p.m., New York City time, on August 14, 2018, to 12:00 midnight, New York City time, at the end of the day on August 14, 2018, and other updates.
The Schedule TO, and all the information set forth in the Company Repurchase Notice, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Only those Items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Company Repurchase Notice and the other Put Option Documents remains unchanged. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Company Repurchase Notice.
Items 1 through 9.
Throughout the Schedule TO, the Company Repurchase Notice and the other Put Option Documents, all references to the expiration of the Put Option or to the Expiration Date are hereby amended to extend the Expiration Date of the Put Option until 12:00 midnight, New York City time, at the end of the day on August 14, 2018.
The list of SEC filings under the heading “Important Information Concerning the Put Option — 11. Additional Information” of the Company Repurchase Notice is hereby amended and supplemented by amending and restating the third bullet point of the third paragraph in its entirety as follows:
“•    our Current Reports on Form 8-K (other than the Current Reports furnished under Items 2.02 or 7.01 of Form 8-K, including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01 of Form 8-K) filed on September 22, 2017, November 21, 2017, February 2, 2018, February 15, 2018, March 16, 2018 (as amended on May 24, 2018), May 23, 2018, May 29, 2018, June 22, 2018, and July 18, 2018; and”
The Amendment to Company Repurchase Notice and press release announcing the extension of the Put Option are attached hereto as Exhibit (a)(1)(C) and Exhibit (a)(5)(B), respectively, and are incorporated herein by reference.
Item 12.    Exhibits.
Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description
(a)(1)(A)	Company Repurchase Notice to the Holders of 0.625% Senior Convertible Notes due 2033, dated July 18, 2018, including form of Repurchase Notice and form of Withdrawal Notice.*
(a)(1)(B)	IRS Form W-9.*
(a)(1)(C)	Amendment to Company Repurchase Notice, dated July 25, 2018.
(a)(5)(A)	Press release dated July 18, 2018.*
(a)(5)(B)	Press release dated July 25, 2018.
(b)	None.
(d)(1)	Indenture, dated as of August 21, 2013, between JDS Uniphase Corporation and Wells Fargo Bank, National Association. (1)
(d)(2)	Form of 0.625% Senior Convertible Notes due 2033. (2)
(g)	None.
(h)	None.

*	Previously filed as exhibits to the Schedule TO filed on July 18, 2018.

(1)	Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 000-22874) filed on August 21, 2013.

(2)	Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 000-22874) filed on August 21, 2013.

Signature
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Viavi Solutions Inc.

	By:	/s/ Amar Maletira
Amar Maletira
Chief Financial Officer

Dated: July 25, 2018